As filed with the Securities and Exchange Commission on April 17, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
Thomson Reuters PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
England and Wales
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Thomson Holdings Inc.
Attn: Deirdre Stanley, Executive Vice President and General Counsel
3 Times Square
New York, New York 10036, United States
(646) 223-4000
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Aggregate Price Per Unit*	Aggregate Offering Price**	Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six Ordinary Shares of Thomson Reuters PLC	100,000,000	$0.05	$5,000,000	$196.50

*	Each unit represents one American Depositary Share.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.
Item 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American
Depositary Receipt (“Receipt”)
Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities	Face of Receipt, Top center
Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or		Paragraph (9)

indirectly against holders of Receipts

Item 2. AVAILABLE INFORMATION	Paragraph (12)
     (b) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Thomson Reuters PLC is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at the date of this Agreement at 100 F Street, N.E., Washington, D.C. 20549.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.     EXHIBITS

(a)	Form of Deposit Agreement, dated as of April 17, 2008, by and among Thomson Reuters PLC, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. — Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.
Item 4.     UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Thomson Reuters PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 17, 2008.
Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing six ordinary shares of Thomson Reuters PLC
Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Susan K. Hayashi
	Name:	Susan K. Hayashi
	Title:	Director

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 17th day of April 2008.

THOMSON REUTERS PLC
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

     Each person whose signature appears below constitutes and appoints Thomas H. Glocer, Robert D. Daleo and Deirdre Stanley, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on this 17th day of April 2008:

Signature	Title

/s/ Thomas H. Glocer	Chief Executive Officer and Director (principal executive officer)
Thomas H. Glocer

/s/ Robert D. Daleo	Executive Vice President and Chief Financial Officer (principal
Robert D. Daleo	financial officer)

/s/ Linda J. Walker	Senior Vice President, Controller and Chief Accounting Officer
Linda J. Walker	(principal accounting officer)

/s/ David Thomson	Chairman of the Board of Directors
David Thomson

/s/ W. Geoffrey Beattie	Deputy Chairman of the Board of Directors
W. Geoffrey Beattie

Signature	Title

Deputy Chairman of the Board of Directors
Niall FitzGerald

/s/ Mary Cirillo	Director
Mary Cirillo

/s/ Steven A. Denning	Director
Steven A. Denning

Director
Lawton Fitt

/s/ Roger L. Martin	Director
Roger L. Martin

Director
Sir Deryck Maughan

Director
Kenneth Olisa

Director
Richard L. Olver

/s/ Vance K. Opperman	Director
Vance K. Opperman

/s/ John M. Thompson	Director
John M. Thompson

/s/ Peter J. Thomson	Director
Peter J. Thomson

/s/ John A. Tory	Director
John A. Tory

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-6 has been signed below by the undersigned, solely in its capacity as the registrant’s duly authorized representative in the United States, on this 17th day of April 2008.

THOMSON HOLDINGS INC.
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

INDEX TO EXHIBITS
Exhibit Number

(a)	Form of Deposit Agreement, dated as of April 17, 2008, by and among Thomson Reuters PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto)

(d)	Opinion of counsel to the Depositary